
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Processing
Section

FEB 28 2012

Washington, DC
125

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SEC FILE NUMBER
8- 51846

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/11___ AND ENDING___12/31/11___
　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　Bulldog Trading, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Broadway, 5th Floor
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Gomberg　　　　　　　　　　　　　　646-380-1987
　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pirolli, James G.
(Name – if individual, state last, first, middle name)

207 Buck Road, Suite 1C	Holland	PA	18966
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Michael Gomberg_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Bulldog Trading, LLC_____ , as of ___December 31_____, 20__11___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Managing Member
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x   o Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17A-5

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BULLDOG TRADING, LLC
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2011 WITH
REPORT AND SUPPLEMENTARY REPORTS
OF INDEPENDENT AUDITOR

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

BULLDOG TRADING, LLC
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2011 WITH
REPORT AND SUPPLEMENTARY REPORTS
OF INDEPENDENT AUDITOR

BULLDOG TRADING, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381
www.pirollicpa.com

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT

To the Member
    Bulldog Trading, LLC
    New York, New York

I have audited the accompanying statement of financial condition of Bulldog Trading, LLC (a Pennsylvania Limited Liability Company) as of December 31, 2011, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bulldog Trading, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 21, 2012

BULLDOG TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash	$ 146
Funds held in clearing account	269,618
Prepaid expense	1,874
Office equipment, less accumulated depreciation of $466	1,862
	$273,500

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 41,684
Total liabilities	41,684
Member's equity	231,816
	$273,500

The accompanying notes are an integral part of these financial statements.

BULLDOG TRADING, LLC

STATEMENT OF OPERATIONS AND MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUE

Income (loss) from trading activities	$ (111,247)
Total revenue	(111,247)

EXPENSES

Regulatory fees and exchange expense	17,157
Clearing and brokerage expense	105,110
Other operating expense	47,652
Total expenses	169,919
Net loss	(281,166)
MEMBER'S EQUITY, beginning of year	121,160
CAPITAL CONTRIBUTIONS BY MEMBER	538,750
CAPITAL WITHDRAWALS BY MEMBER	(146,928)
MEMBER'S EQUITY, end of year	$ 231,816

The accompanying notes are an integral part of these financial statements.

BULLDOG TRADING, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(281,166)
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	562
(Increase) decrease in	
Funds held in clearing accounts	(112,421)
Securities owned, marketable at market	
Equity securities	3
Prepaid expense	(898)
Increase in accounts payable and accrued expenses	2,023
Cash used by operating activities	(391,897)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of office equipment	(2,327)
Cash used by investing activities	(2,327)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contributions by member	538,750
Capital withdrawals by member	(146,928)
Cash provided by financing activities	391,822
Decrease in cash	(2,402)
Cash at beginning of year	2,548
Cash at end of year	$ 146

The accompanying notes are an integral part of these financial statements.

(1)   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization
Bulldog Trading, LLC (the "Company") was formed as a limited liability company in the Commonwealth of Pennsylvania in March 1999 and began business operations on January 1, 2000. The Company conducts investment activities on a proprietary basis and conducts business on the NASDAQ OMX PHLX (formerly the Philadelphia Stock Exchange) and as an off-floor trader.

Significant Accounting Policies

Cash
For purposes of the statement of cash flows, the Company includes as cash, amounts on deposit at banks. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2011.

Recognition of Revenue
Securities transactions and expenses are recorded on a trade date basis. Securities are valued at market value.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Office Equipment
Office equipment is recorded at cost. Depreciation is computed using the straight-line method based on an estimated life of five years. In 2011 depreciation expense was $562.

Income Taxes
The Company is taxed as a sole proprietorship for federal and state income tax purposes and accordingly, no income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the member and reported on his individual income tax returns.

___

(1)   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

Accounting standards require the tax effects of uncertain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that based on their technical merit have more than 50% likelihood of being sustained upon IRS examination. Management estimates that there are no uncertain tax positions as of December 31, 2011.

The sole member's individual income tax returns which report the activity of the Company are subject to examination by the Internal Revenue Service for the years ending December 31, 2008, 2009, 2010 and 2011.

(2)   CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(3)   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Minimum "net capital" must be at least $100,000. At December 31, 2011, the Company had net capital of $228,080 which was $128,080 in excess of its required net capital of $100,000. The Company's net capital ratio was .18 to 1.

(4)   SPECIAL ACCOUNT FOR EXCLUSIVE BENEFIT OF CUSTOMERS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirement of Rule 15c3-3(k)(2)(a) and does not carry security accounts for customers or perform custodial functions relating to customer securities.

(5)   FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to the valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell an asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure value into three broad levels:

- Level I inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The following is a description of calculation methodologies used for assets and liabilities recorded at fair value and the basis for estimating fair value. These are reflected as recurring or nonrecurring.

Assets
Cash and cash equivalents – Cash equivalents include funds in bank accounts and investment accounts that hold excess liquid funds. The fair value measurement of these assets are based on quoted market prices in active markets, and therefore are recorded at fair value on a recurring basis and are classified as Level 1 assets.

Securities owned – Securities owned include odd lot and fractional shares of readily marketable common stock. Securities owned also include major market stock index contracts. The fair value measurement of these assets are based on quoted market prices in active markets, and therefore are recorded at fair value on a recurring basis and are classified as Level 1 assets.

(5) FAIR VALUE (CONTINUED)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

Fair Value Measurements on a Recurring Basis
As of December 31, 2011

	Level 1	*Level 2*	*Level 3*	*Total*
Assets				
Cash in banks	$ 146	$ -	$ -	$ 146
Cash held in clearing broker account	269,618	-	-	269,618
Total	$269,764	$ -	$ -	$269,764

(6) SUBSEQUENT EVENTS

Events subsequent to December 31, 2011 of the Company have been evaluated through February 21, 2011, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2011.

BULLDOG TRADING, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NET CAPITAL

Total member's equity qualified for net capital		$ 231,816
Deductions and/or charges:		
Non-allowable assets:		
Office equipment	$ 1,862	
Prepaid expenses	1,874	
Total nonallowable assets		(3,736)
Net capital		$ 228,080

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 41,684

BULLDOG TRADING, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $100,000 if greater	$ 100,000
Excess net capital at 1500%	$ 128,080
Excess net capital at 1000%	$ 108,080
Ratio: aggregate indebtedness to net capital	18%

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form x-17A-5 as of December 31, 2011)

Net capital as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 228,080
Differences	-
Net capital reported herein	$ 228,080

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2011.

BULLDOG TRADING, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2011

Bulldog Trading, LLC claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customers' funds and securities. In 2011 Bulldog Trading, LLC cleared its trading activities through Goldman Sachs Execution and Clearing, L.P. and through Wedbush Securities, Inc.

INFORMATION RELATING TO POSSESSION

OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2011

Bulldog Trading, LLC claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customer funds and securities.

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381
www.pirollicpa.com

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
    Bulldog Trading, LLC
    New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Bulldog Trading, LLC and the Securities and Exchange Commission, NASDAQ OMX PHLX and SIPC, solely to assist you and the other specified parties in evaluating Bulldog Trading, LLC's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Bulldog Trading, LLC's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries recorded in the company's general ledger noting no differences;

2. Compared the amounts reported in the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by the firm's principal supporting the adjustments noting no differences; and

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INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 21, 2012

BULLLDOG TRADING, LLC
SCHEDULE OF ASSESSMENTS AND PAYMENTS
(ASSESSMENT RECONCILIATION FORM SIPC-7)
DECEMBER 31, 2011

Total revenue for the period of January 1 to December 31, 2011 $ (111,247)

Deductions:
    Commissions, floor brokerage and clearance paid to other
    SIPC members in connection with securities transactions   -

SIPC Net Operating Revenues $ (111,247)

General Assessment @ .0025   -

Payments made with 2011 Form SIPC-6   -

Balance paid with Form SIPC-7 $ -

See independent accountant's report.

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016   207 BUCK ROAD • SUITE 1C
FAX (215) 364-6381   HOLLAND, PENNSYLVANIA 18966
www.pirollicpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5(g)(1)

To the Member
Bulldog Trading, LLC
New York, New York

In planning and performing my audit of the financial statements of Bulldog Trading, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in the rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (of aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of difference required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

-15-

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the of the sole member, the SEC, NASDAQ OMX PHLX, and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 21, 2012